Exhibit 99.1

Second operating site commissioned ahead of schedule at Mackenzie, BC

Average operating capacity increases above 1.0 EH/s
on track to 10 EH/s by early 2023

Key highlights

Key metrics	Apr-22
Average operating hashrate (PH/s)	1,038
Bitcoin mined[1]	137
Mining revenue (US$'000)	5,434
Electricity costs (US$'000)[2]	1,205
Revenue per Bitcoin (US$)	39,740
Electricity costs per Bitcoin (US$)	8,810

•	Operations:
o	Commissioning of the first 0.3 EH/s (9MW) completed ahead of schedule at Mackenzie, BC
o	Increased average operating hashrate to 1,038 PH/s (+22% increase)
o	Monthly operating revenue of US$5.4 million (+6% increase)
o	137 Bitcoin mined (+13% increase)
•	Construction:
o	Mackenzie (2.4 EH/s, 80MW – BC, Canada)
◾	Initial 0.3 EH/s (9MW) commissioned ahead of schedule in April
◾	The remainder of the first 1.5 EH/s (50MW) remains on track with the third 20MW data center building structurally complete and internal fit out of all three data center buildings progressing to plan
◾	See here for the latest update on Mackenzie:
o	https://www.youtube.com/watch?v=Ac1F4h0n7xg&t=7s
o	Prince George (2.4 EH/s, 85MW – BC, Canada)
◾	Foundation works complete for the first two data center buildings (10MW and 20MW), and have commenced for the third data center building (20MW)
◾	Structural steel for the first 20MW data center building has arrived on site ready for erection
o	Childress (9.6 EH/s, 335MW – Texas, USA)
◾	Construction commenced in April with initial ground-breaking and access road works underway
◾	Delivery of the first 100MW of data center buildings remains on track for the end of 2022, with energization expected in Q1 2023

1 Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).
2 Electricity costs include actual cost of electricity at Canal Flats and the estimated cost of electricity at Mackenzie (based on 19 days of operations which commenced on April 12, 2022), for which BC Hydro has not yet issued the first monthly invoice.

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats (100% renewable operations since inception3) achieved average monthly operating hashrate in April of 870 PH/s, a 2% increase on March (850 PH/s), driven by the optimization of rack space. The project continues to exceed previously announced site capacity of 0.7 EH/s.

Mackenzie update (2.4 EH/s, 80MW) – BC, Canada

The initial 0.3 EH/s (9MW) at Mackenzie was successfully commissioned ahead of schedule on April 12. The commencement of operations marks the delivery of the Company’s second operating site in BC, Canada. The project achieved monthly average operating hashrate of 168 PH/s in April (reflecting commissioning of 0.3 EH/s mid-month).

Construction of the remainder of the first 1.5 EH/s (50MW) remains on track for Q3 2022, with the additional 0.9 EH/s (30MW) expected in 2023. Major electrical equipment installation is underway (including the substation), along with internal fit out of all three data center buildings.

Upon completion, the proprietary data centers are expected to power an additional ~24,000 Bitmain S19j Pro and S19j miners (already secured), generating 2.4 EH/s of incremental hashrate and adding approximately 15-20 direct full-time local jobs in Mackenzie.

See Mackenzie construction progress video at https://www.youtube.com/watch?v=Ac1F4h0n7xg&t=7s.

Mackenzie – first three data center buildings (each 20MW) structurally complete	Mackenzie – racking and filter banks being progressed in third data center building

Prince George update (2.4 EH/s, 85MW) – BC, Canada

Foundation works are complete for the first and second data center buildings (10MW and 20MW) at Prince George and have commenced for the third data center building (20MW). Structural steel for the first 20MW data center building has arrived on site ready for erection, with concrete work underway for the on-site substation and the third data center building (20MW).

The first 1.4 EH/s (50MW), comprising three data centers, remains on track to be energized by the end of Q3 2022, with the additional 1.0 EH/s (35MW) anticipated to come online in 2023.

Upon completion, the proprietary data centers are expected to power an additional ~25,000 Bitmain S19j Pro and S19j miners (already secured), generating 2.4 EH/s of incremental hashrate and adding approximately 20 direct full-time local jobs in Prince George.

3 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

Prince George – storage facility being erected	Prince George – substation foundation works progressing

Childress update (9.6 EH/s, 335MW) – Texas, USA

Procurement and early construction activities progressed, with first ground-breaking and access road earthworks commencing.

Purchase orders have been placed on key long-lead items, including the 345kV step-down transformer, 138kV step-down transformers and associated circuit breakers.

The first 3.0 EH/s (100MW) of data center buildings are expected to be completed by the end of 20224, with an additional 6.6 EH/s (235MW), comprising S19j Pro miners (already secured), expected to progressively come online through to Q3 2023. Based upon the executed 600MW connection agreement with AEP Texas, the site has the capability to power an additional ~8 EH/s5 (265MW) of miners beyond the 15 EH/s already secured.

Upon completion and at full capacity, the proprietary data centers at Childress are expected to generate ~18 EH/s5 of incremental hashrate and add approximately 50-60 direct full-time local jobs.

Childress – access road construction	Childress – aerial view of access road construction

Community engagement

Iris Energy is proud to announce the Community Grants Program for Mackenzie, BC is open for applications. The program is a key component of our commitment to making a positive contribution to the local communities in which we operate.

The program will provide funding for local initiatives that benefit the Mackenzie, BC community in the areas of community participation, sustainability, safety, technology and learning. Up to CAD$100,000 of grant funding will be available each year.

For more information or to access the Community Grants Program application form please click the link: https://forms.irisenergy.co/.

4 Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.
5 Equivalent hashrate potential for the available power capacity assuming installation of additional Bitmain S19j Pro miners.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which are expected to support up to an additional >1GW of aggregate power capacity capable of powering growth well beyond the Company’s 15 EH/s of secured miners (~530MW) and 795MW of announced power capacity.

Further details will be provided in due course including as and when development sites transition to the construction phase.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate increased to 1,038 PH/s in April, primarily attributable to the commissioning of the first 9MW at Mackenzie.

Operating*	Feb-22	Mar-22	Apr-22
Operating renewable power usage (MW)	27	27	33
Avg operating hashrate (PH/s)	844	850	1,038
* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: nameplate capacity is higher than actual operating power usage due to features of the Company’s proprietary data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g., in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

Financial (unaudited)[6]	Feb-22	Mar-22	Apr-22
Bitcoin mined*	110	121	137
Mining revenue (US$’000)	4,495	5,136	5,434
Electricity costs (US$’000)	895	1,029	1,205
Revenue per Bitcoin (US$)	40,789	42,471	39,740
Electricity costs per Bitcoin (US$)	8,118	8,512	8,810[7]
* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

6 Monthly U.S. dollar values shown have been translated from Australian dollars (A$) at the noon buying rate of the Federal Reserve Bank of New York on the last working day of each month. The rate applied for April 2022 is A$1 to US$0.7101.
7 Electricity costs include actual cost of electricity at Canal Flats and the estimated cost of electricity at Mackenzie (based on 19 days of operations which commenced on April 12, 2022), for which BC Hydro has not yet issued the first monthly invoice.

Miner Shipping Schedule[8]	Hardware	Units	PH/s (incremental)	PH/s (cumulative)
Operating (April 2022)	S19j Pro[9]	11,480	1,038	1,038
Inventory – in transit	S19j Pro / S19j	2,709	266	1,304
Inventory – pending deployment	S19j Pro / S19j10	15,493	1,464	2,768
Q2 2022	S19j Pro / S19j	9,585	915	3,683
Q3 2022	S19j Pro / S19j	7,063	659	4,342
Q4 2022	S19j Pro / S19j	27,973	2,781	7,123
Q1 2023	S19j Pro	26,577	2,658	9,781
Q2 2023	S19j Pro	26,765	2,676	12,457
Q3 2023	S19j Pro	26,952	2,695	15,152
Total		154,597	15,152

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing[8]	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	9	0.3	Complete	Operating
	41	1.2	Q3 2022	Under construction
	30	0.9	2023	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
	35	1.0	2023	Under construction
Childress (Texas, USA)	100	3.0	Q4 2022[4]	Under construction
	235	6.6	2023	Under construction
Total (miners secured)	530	15.2
Childress (Texas, USA)	265	~8[5]		Potential capacity
Total (potential expansion)	795	~23[5]

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities

•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

8 All timing references are to calendar quarters and years.
9 Includes mix of lower efficiency hardware, which is estimated to represent less than 2% of the operating 1,038 PH/s.
10 Includes mix of lower efficiency hardware, which is estimated to represent less than 9% of miners pending deployment.

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity, the Company’s business plan, and the expected schedule for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long-term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; Bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Kane Doyle
Iris Energy
+61 422 013 860
kane.doyle@irisenergy.co

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